

November 12, 2013

Via E-Mail
Mr. Donghai Yu
Chief Executive Officer
China Carbon Graphite Group, Inc.
c/o Xinghe Yongle Carbon Co., Ltd.
787 Xicheng Wai
Chengguantown
Xinghe County
Inner Mongolia, China

>   **Re: China Carbon Graphite Group, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2012**
>   **Filed April 16, 2013**
>   **Form 10-Q for the Fiscal Quarter Ended June 30, 2013**
>   **Filed August 14, 2013**
>   **File No. 333-114564**

Dear Mr. Yu:

        We have reviewed your response letter submitted October 28, 2013 and filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

        After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-Q for the Fiscal Quarter Ended June 30, 2013

Item 1. Financial Statements

Consolidated Balance Sheets, page 1

1. We refer to your response to prior comment 9. We see the roll-forward of notes and accounts receivable presented in the response, but it is not clear how the roll-forward is

consistent with the information presented in your financial statements, which raises continuing concerns about the recoverability of your accounts and notes receivable. In that regard, you indicate that additions arose from sales in the March and June quarters of 2013, however, the additions in each quarter significantly exceed reported sales.   Please revise the response to more clearly show us the origin of notes and accounts receivable in the first six months of 2013, the amounts uncollected from December 31, 2012 and your rationale that total notes and accounts receivable are recoverable.

You may contact Jeanne Bennett at (202) 551-3606 or Gary Todd at (202) 551-3605 if you have questions regarding these comments. In this regard, do not hesitate to contact me at (202) 551-3676.

Sincerely,

/s/Gary Todd for

Brian Cascio
Accounting Branch Chief

Copy to: Ari Edelman, Esq.
            Leib Rose LLC